Exhibit 99.2

News release

TSX, NYSE – HBM

2011 No. 26

HudBay Minerals Makes Investment in MacDonald Mines

Toronto, Ontario – June 30, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX, NYSE: HBM) today announced that it has acquired 13,500,000 Class A Shares (the “Shares”) of MacDonald Mines Exploration Ltd. (“MacDonald”) (TSX.V:BMK) at a purchase price of C$0.13 per Share for total consideration of C$1,755,000. The Shares were acquired on a private placement basis and are subject to customary resale restrictions.

As a result of the investment, HudBay currently owns and has control over 32,560,000 Shares (approximately 15.4% of the issued and outstanding Shares) and 9,530,000 share purchase warrants which, together with the Shares, represent approximately 19.1% of the issued and outstanding Shares on a partially-diluted basis.

The acquisition of the Shares is being made to assist in the financing, exploration and development of MacDonald’s mineral properties.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North, Central and South America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

(HBM-G)

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, ON, M5J 2V5